UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 3

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

   1.   Name and Address of Reporting Person
        (Last) (First) (Middle)       Lumpkin, Richard A.
        (Street)                      121 South 17th Street
        (City) (State) (Zip)          Mattoon, Illinois 61938


   2.   Date of Event Requiring Statement (Month/Day/Year)

        09/24/97

   3.   IRS or Social Security Number of Reporting Person (Voluntary)



   4.   Issuer Name and Ticker or Trading Symbol

        McLeodUSA Incorporated
        MCLD

   5.   Relationship of Reporting Person(s) to Issuer (Check all
        applicable)
        (X) Director   ( ) 10% Owner  (X) Officer (give title below)
        (X) Other  (specify below)

        Vice Chairman

        Member of 13(d) group owning more than 10%

   6.   If Amendment, Date of Original (Month/Day/Year)


   7.   Individual or Joint/Group Filing (Check Applicable Line)
        ( )  Form filed by One Reporting Person
        (X)  Form filed by More than One Reporting Person
           Table I -- Non-Derivative Securities Beneficially Owned



    1.  Title of Security        2.  Amount of Securities       3.  Ownership Form:          4.  Nature of
                                       Beneficially Owned             Direct (D) or               Indirect
                                                                      Indirect (I)          Beneficial Ownership
       Class A Common Stock                  100,190                        I             By Trust Agreement
                                                                                          dated May 13, 1978
                                                                                          f/b/o Richard Anthony
                                                                                          Lumpkin

                                             332,209                        I             By Trust Agreement
                                                                                          dated May 13, 1978
                                                                                          f/b/o Mary Lee Sparks

                                             55,088                         I             By Richard Adamson
                                                                                          Lumpkin Grandchildren's
                                                                                          Trust dated 9/5/80
                                                                                          f/b/o Benjamin Iverson
                                                                                          Lumpkin

                                             55,088                         I             By Richard Adamson
                                                                                          Lumpkin Grandchildren's
                                                                                          Trust dated 9/5/80
                                                                                          f/b/o Elizabeth
                                                                                          Arabella Lumpkin

                                           410,965 (1)                      I             By Trust named for
                                                                                          Benjamin Iverson
                                                                                          Lumpkin created under
                                                                                          the Mary Green Lumpkin
                                                                                          Gallo Trust Agreement
                                                                                          dated December 29, 1989

                                           410,965 (2)                      I             By Trust named for
                                                                                          Elizabeth Arabella
                                                                                          Lumpkin created under
                                                                                          the Mary Green Lumpkin
                                                                                          Gallo Trust Agreement
                                                                                          dated December 29, 1989

                                             210,937                        I             By Trust Agreement
                                                                                          dated May 13, 1978
                                                                                          f/b/o Richard Anthony
                                                                                          Lumpkin

                                           96,656 (3)                       I             By Richard Anthony
                                                                                          Lumpkin 1993 Grantor
                                                                                          Retained Annuity Trust

                                             734,701                        I             By Richard Anthony
                                                                                          Lumpkin 1990 Personal
                                                                                          Income Trust for the
                                                                                          Benefit of Benjamin
                                                                                          Iverson Lumpkin dated
                                                                                          April 20, 1990
    1.  Title of Security        2.  Amount of Securities       3.  Ownership Form:          4.  Nature of
                                       Beneficially Owned             Direct (D) or               Indirect
                                                                      Indirect (I)          Beneficial Ownership

                                             734,701                        I             By Richard Anthony
                                                                                          Lumpkin 1990 Personal
                                                                                          Income Trust for the
                                                                                          Benefit of Elizabeth
                                                                                          Arabella Lumpkin dated
                                                                                          April 20, 1990

                                            1,822 (3)                       I             By Richard Anthony
                                                                                          Lumpkin Trust under the
                                                                                          Trust Agreement dated
                                                                                          February 6, 1970

                                             60,619                         I             By Margaret Anne Keon
                                                                                          Trust under the Trust
                                                                                          Agreement dated
                                                                                          February 6, 1970

                                             107,030                        I             By Mary Lee Sparks
                                                                                          Trust under the Trust
                                                                                          Agreement dated
                                                                                          February 6, 1970

                    Table II -- Derivative Securities Beneficially Owned


                           2.  Date         3.  Title and                        5.  Ownership
                            Exercisable          Amount of                             Form of
                           and Expiration       Underlying                            Derivative
                            Date (Month/        Securities                            Security:
                             Day/ Year)

        1.  Title of     Date      Expira-   Title    Amount    4.  Conversion    Direct   Indirect    6.  Nature
         Derivative      Exer-     tion                 or        or Exercise       (D)       (i)      of Indirect
          Security       cisable   Date               Number       Price of                            Beneficial
                                                        of        Derivative                            Ownership
                                                      Shares       Security



     Explanation of Responses:

             For purposes of Section 13(d) of the Securities Exchange
   Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following notes, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Richard A.
   Lumpkin and not by either of the other joint filers.

        (1) These securities are beneficially owned for purposes of Rule 16a-1(a)(2) by Richard A. Lumpkin and Benjamin I. Lumpkin.

        (2) These securities are beneficially owned for purposes of Rule 16a-1(a)(2) by Richard A. Lumpkin and Elizabeth A. Lumpkin.

        (3) These securities are beneficially owned for purposes of Rule 16a-1(a)(2) by all of the joint filers.

   SIGNATURE OF REPORTING PERSON(S):


   Richard A. Lumpkin


                           JOINT FILER INFORMATION

   Name:                              Benjamin I. Lumpkin

   Address:                           Casilla 52908
                                      Correo Central
                                      Santiage, Chile

   Designated Filer:                  Richard A. Lumpkin

   Issuer & Ticker Symbol:            McLeodUSA Incorporated
                                      MCLD

   Date of Event Requiring Statement: September 24, 1997

   Signature:                         Benjamin I. Lumpkin
                                 By   Richard A. Lumpkin,
                                      Attorney in Fact


                           JOINT FILER INFORMATION

   Name:                              Elizabeth A. Lumpkin

   Address:                           109 S. Humphrey Avenue, #3N
                                      Oak Park, Illinois 60302

   Designated Filer:                  Richard A. Lumpkin

   Issuer & Ticker Symbol:            McLeodUSA Incorporated
                                      MCLD

   Date of Event Requiring Statement: September 24, 1997
   Signature:                         Elizabeth A. Lumpkin



   DATE:

   October 3, 1997
                                  EXHIBIT 2



                   POWER OF ATTORNEY, DATED JULY 14, 1997,
                           BY BENJAMIN I. LUMPKIN



        (NOTICE: THE PURPOSE OF THIS POWER OF ATTORNEY IS TO GIVE THE PERSON YOU DESIGNATE (YOUR "AGENT") BROAD POWERS TO HANDLE YOUR PROPERTY, WHICH MAY INCLUDE POWERS TO PLEDGE, SELL OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPERTY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU. THIS FORM DOES NOT IMPOSE A DUTY ON YOUR AGENT TO EXERCISE GRANTED POWERS; BUT WHEN POWERS ARE EXERCISED, YOUR AGENT WILL HAVE TO USE DUE CARE TO ACT FOR YOUR BENEFIT AND IN ACCORDANCE WITH THIS FORM AND KEEP A RECORD OF RECEIPTS, DISBURSEMENTS AND SIGNIFICANT ACTIONS TAKEN AS AGENT. A COURT CAN TAKE AWAY THE POWERS OF YOUR AGENT IF IT FINDS THE AGENT IS NOT ACTING PROPERLY. YOU MAY NAME SUCCESSOR AGENTS UNDER THIS FORM BUT NOT CO-AGENTS. UNLESS YOU EXPRESSLY LIMIT THE DURATION OF THIS POWER IN THE MANNER PROVIDED BELOW, UNTIL YOU REVOKE THIS POWER OR A COURT ACTING ON YOUR BEHALF TERMINATES IT, YOUR AGENT MAY EXERCISE THE POWERS GIVEN HERE THROUGHOUT YOUR LIFETIME, EVEN AFTER YOU BECOME DISABLED. THE POWERS YOU GIVE YOUR AGENT ARE EXPLAINED MORE FULLY IN SECTION 3-4 OF THE ILLINOIS "STATUTORY SHORT FORM POWER OF ATTORNEY FOR PROPERTY LAW" OF WHICH THIS FORM IS A PART (SEE THE BACK OF THIS FORM). THAT LAW EXPRESSLY PERMITS THE USE OF ANY DIFFERENT FORM OF POWER OF ATTORNEY YOU MAY DESIRE. IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER TO EXPLAIN IT TO YOU.)


       POWER OF ATTORNEY made this    14th    day of    July   , 1997
                                    --------         ----------  ----
                                                       (month)  (year)

        1.   I, BENJAMIN I. LUMPKIN, Mattoon, Illinois,
             ------------------------------------------------------------
                   (insert name and address of principal)

   hereby appoint:  my father, RICHARD A. LUMPKIN, Mattoon, Illinois,
                    --------------------------------------------------
                     (insert name and address of agent)

   as my attorney-in-fact (my "agent") to act for me and in my name (in any way I could act in person) with respect to the following powers, as defined in Section 3-4 of the "Statutory Short Form Power Of Attorney For Property Law" (including all amendments), but subject to any limitations on or additions to the specified powers inserted in paragraph 2 or 3 below:

   (YOU MUST STRIKE OUT ANY ONE OR MORE OF THE FOLLOWING CATEGORIES OF POWERS YOU DO NOT WANT YOUR AGENT TO HAVE. FAILURE TO STRIKE THE





   TITLE OF ANY CATEGORY WILL CAUSE THE POWERS DESCRIBED IN THAT CATEGORY TO BE GRANTED TO THE AGENT. TO STRIKE OUT A CATEGORY YOU MUST DRAW A LINE THROUGH THE TITLE OF THAT CATEGORY.)

   (a) Real estate         (f) Insurance and       (k) Commodity and
       transactions.           annuity                 option
   (b) Financial               transactions.           transactions.
       institution         (g) Retirement plan     (l) Business
       transactions.           transactions.           operations.
   (c) Stock and bond      (h) Social Security,    (m) Borrowing
       transactions.           employment and          transactions.
   (d) Tangible personal       military service    (n) Estate
       property                benefits.               transactions.
       transactions.       (i) Tax matters.        (o) All other property
   (e) Safe deposit box    (j) Claims and              powers and
       transactions.           litigation.             transactions.

   (LIMITATIONS ON AND ADDITIONS TO THE AGENT'S POWERS MAY BE INCLUDED IN THIS POWER OF ATTORNEY IF THEY ARE SPECIFICALLY DESCRIBED BELOW.)

        2. The powers granted above shall not include the following powers or shall be modified or limited in the following particulars (here you may include any specific limitations you deem appropriate, such as a prohibition or conditions on the sale of particular stock or real estate or special rules on borrowing by the agent):

   ______________________________________________________________________

        3. In addition to the powers granted above, I grant my agent the following powers (here you may add any other delegable powers including, without limitation, power to make gifts, exercise powers of appointment, name or change beneficiaries or joint tenants or revoke or amend any trust specifically referred to below):

             To execute trust documents and to sign insurance
   ----------------------------------------------------------------------
   illustrations and applications.
   -------------------------------


   (YOUR AGENT WILL HAVE AUTHORITY TO EMPLOY OTHER PERSONS AS NECESSARY TO ENABLE THE AGENT TO PROPERLY EXERCISE THE POWERS GRANTED IN THIS FORM, BUT YOUR AGENT WILL HAVE TO MAKE ALL DISCRETIONARY DECISIONS. IF YOU WANT TO GIVE YOUR AGENT THE RIGHT TO DELEGATE DISCRETIONARY DECISION-MAKING POWERS TO OTHERS, YOU SHOULD KEEP THE NEXT SENTENCE, OTHERWISE IT SHOULD BE STRUCK OUT.)

        4. My agent shall have the right by written instrument to delegate any or all of the foregoing powers involving discretionary decision-making to any person or persons whom my agent may select, but such delegation may be amended or revoked by any agent (including any successor) named by me who is acting under this power of attorney at the time of reference.





   (YOUR AGENT WILL BE ENTITLED TO REIMBURSEMENT FOR ALL REASONABLE EXPENSES INCURRED IN ACTING UNDER THIS POWER OF ATTORNEY. STRIKE OUT THE NEXT SENTENCE IF YOU DO NOT WANT YOUR AGENT TO ALSO BE ENTITLED TO REASONABLE COMPENSATION FOR SERVICES AS AGENT.)

        5. My agent shall be entitled to reasonable compensation for services rendered as agent under this power of attorney.

   (THIS POWER OF ATTORNEY MAY BE AMENDED OR REVOKED BY YOU AT ANY TIME AND IN ANY MANNER. ABSENT AMENDMENT OR REVOCATION, THE AUTHORITY GRANTED IN THIS POWER OF ATTORNEY WILL BECOME EFFECTIVE AT THE TIME THIS POWER IS SIGNED AND WILL CONTINUE UNTIL YOUR DEATH UNLESS A LIMITATION ON THE BEGINNING DATE OR DURATION IS MADE BY INITIALING AND COMPLETING EITHER (OR BOTH) OF THE FOLLOWING:)

        6.   (          )  This power of attorney shall become effective
   on ___________________________________________________________________
            (insert a future date or event during your lifetime, such as court determination of your disability, when you want this power to first take effect)

        7.   (          )  This power of attorney shall terminate on

   ______________________________________________________________________
   (insert a future date or event, such as court determination of your disability, when you want this power to terminate prior to your death)

   (IF YOU WISH TO NAME SUCCESSOR AGENTS, INSERT THE NAME(S) AND
   ADDRESS(ES) OF SUCH SUCCESSOR(S) IN THE FOLLOWING PARAGRAPH.)

        8. If any agent named by me shall die, become incompetent, resign or refuse to accept the office of agent, I name the following (each to act alone and successively, in the order named) as successor(s) to such agent: ________________________________________.

   For purposes of this paragraph 8, a person shall be considered to be incompetent if and while the person is a minor or an adjudicated incompetent or disabled person or the person is unable to give prompt and intelligent consideration to business matters, as certified by a licensed physician.

   (IF YOU WISH TO NAME YOUR AGENT AS GUARDIAN OF YOUR ESTATE, IN THE EVENT A COURT DECIDES THAT ONE SHOULD BE APPOINTED, YOU MAY, BUT ARE NOT REQUIRED TO, DO SO BY RETAINING THE FOLLOWING PARAGRAPH. THE COURT WILL APPOINT YOUR AGENT IF THE COURT FINDS THAT SUCH APPOINTMENT WILL SERVE YOUR BEST INTERESTS AND WELFARE. STRIKE OUT PARAGRAPH 9 IF YOU DO NOT WANT YOUR AGENT TO ACT AS GUARDIAN.)

        9. If a guardian of my estate or my property is to be appointed, I nominate the agent acting under this power of attorney as such guardian, to serve without bond or security.





        10. I am fully informed as to all the contents of this form and understand the full import of this grant of powers to my agent.


                                 Signed    s/Benjamin I. Lumpkin
                                       _________________________________
                                        Benjamin I. Lumpkin (principal)

   (YOU MAY, BUT ARE NOT REQUIRED TO, REQUEST YOUR AGENT (AND SUCCESSOR AGENTS) TO PROVIDE SPECIMEN SIGNATURES BELOW. IF YOU INCLUDE SPECIMEN SIGNATURES IN THIS POWER OF ATTORNEY, YOU MUST COMPLETE THE
   CERTIFICATION OPPOSITE THE SIGNATURES OF THE AGENTS.)


   Specimen signatures of agent (and    I certify that the signatures of
   successors):                         my agent (and successors) are
                                        correct.

   s/ Richard A. Lumpkin                s/ Benjamin I. Lumpkin
   ---------------------------------    ---------------------------------
       Richard A. Lumpkin (agent)        Benjamin I. Lumpkin (principal)

   _________________________________    _________________________________
           (successor agent)                       (principal)

   _________________________________    _________________________________
                                                   (principal)

   (THIS POWER OF ATTORNEY WILL NOT BE EFFECTIVE UNLESS IT IS NOTARIZED, USING THE FORM BELOW.)

   State of Illinois   )
                       )    SS:
   County of Cook      )

        The undersigned, a notary public in and for the above county and state, certifies that BENJAMIN I. LUMPKIN, known to me to be the same person whose name is subscribed as principal to the foregoing power of attorney, appeared before me in person and acknowledged signing and delivering the instrument as the free and voluntary act of the principal, for the uses and purposes therein set forth and certified to the correctness of the signature(s) of the agent(s).


   Dated:        July 14, 1997     s/ Janet L. Hodapp
          -----------------------  --------------------------------
                    (Seal)                     Notary

                                   My commission expires: Apr. 20, 1998
                                                          -------------

   This document was prepared by: Debra L. Stetter, Schiff Hardin & Waite, 7200 Sears Tower, Chicago, Illinois 60606





              SECTION 3-4 OF THE ILLINOIS STATUTORY SHORT FORM
                     POWER OF ATTORNEY FOR PROPERTY LAW

        Section 3-4. EXPLANATION OF POWERS granted in the statutory short form power of attorney for property. This Section defines each category of powers listed in the statutory short form power of attorney for property and the effect of granting powers to an agent. When the title of any of the following categories is retained (not struck out) in a statutory property power form, the effect will be to grant the agent all of the principal's rights, powers and discretions with respect to the types of property and transactions covered by the retained category, subject to any limitations on the granted powers that appear on the face of the form. The agent will have authority to exercise each granted power for and in the name of the principal with respect to all of the principal's interests in every type of property or transaction covered by the granted power at the time of exercise, whether the principal's interests are direct or indirect, whole or fractional, legal, equitable or contractual, as a joint tenant or tenant in common or held in any other form; but the agent will not have power under any of the statutory categories (a) through (o) to make gifts of the principal's property, to exercise powers to appoint to others or to change any beneficiary whom the principal has designated to take the principal's interests at death under any will, trust, joint tenancy, beneficiary form or contractual arrangement. The agent will be under no duty to exercise granted powers or to assume control of or responsibility for the principal's property or affairs; but when granted powers are exercised, the agent will be required to use due care to act for the benefit of the principal in accordance with the terms of the statutory property power and will be liable for negligent exercise. The agent may act in person or through others reasonably employed by the agent for that purpose and will have authority to sign and deliver all instruments, negotiate and enter into all agreements and do all other acts reasonably necessary to implement the exercise of the powers granted to the agent.

        (a) REAL ESTATE TRANSACTIONS. The agent is authorized to: buy, sell, exchange, rent and lease real estate (which term includes, without limitation, real estate subject to a land trust and all beneficial interests in and powers of direction under any land trust); collect all rent, sale proceeds and earnings from real estate; convey, assign and accept title to real estate; grant easements, create conditions and release rights of homestead with respect to real estate; create land trusts and exercise all powers under land trusts; hold, possess, maintain, repair, improve, subdivide, manage, operate and insure real estate; pay, contest, protest and compromise real estate taxes and assessments; and, in general, exercise all powers with respect to real estate which the principal could if present and under no disability.

        (b) FINANCIAL INSTITUTION TRANSACTIONS. The agent is authorized to: open, close, continue and control all accounts and deposits in any type of financial institution (which term includes, without limitation, banks, trust companies, savings and building and loan associations, credit unions and brokerage firms); deposit in and





   withdraw from and write checks on any financial institution account or deposit; and, in general, exercise all powers with respect to financial institution transactions which the principal could if present and under no disability.

        (c) STOCK AND BOND TRANSACTIONS. The agent is authorized to: buy and sell all types of securities (which term includes, without limitation, stocks, bonds, mutual funds and all other types of investment securities and financial instruments); collect, hold and safekeep all dividends, interest, earnings, proceeds of sale, distributions, shares, certificates and other evidences of ownership paid or distributed with respect to securities; exercise all voting rights with respect to securities in person or by proxy, enter into voting trusts and consent to limitations on the right to vote; and, in general, exercise all powers with respect to securities which the principal could if present and under no disability.

        (d) TANGIBLE PERSONAL PROPERTY TRANSACTIONS. The agent is authorized to: buy and sell, lease, exchange, collect, possess and take title to all tangible personal property; move, store, ship, restore, maintain, repair, improve, manage, preserve, insure and safekeep tangible personal property; and, in general, exercise all powers with respect to tangible personal property which the principal could if present and under no disability.

        (e) SAFE DEPOSIT BOX TRANSACTIONS. The agent is authorized to: open, continue and have access to all safe deposit boxes; sign, renew, release or terminate any safe deposit contract; drill or surrender any safe deposit box; and, in general, exercise all powers with respect to safe deposit matters which the principal could if present and under no disability.

        (f) INSURANCE AND ANNUITY TRANSACTIONS. The agent is authorized to: procure, acquire, continue, renew, terminate or otherwise deal with any type of insurance or annuity contract (which terms include, without limitation, life, accident, health, disability, automobile casualty, property or liability insurance); pay premiums or assessments on or surrender and collect all distributions, proceeds or benefits payable under any insurance or annuity contract; and, in general, exercise all powers with respect to insurance and annuity contracts which the principal could if present and under no disability.

        (g) RETIREMENT PLAN TRANSACTIONS. The agent is authorized to: contribute to, withdraw from and deposit funds in any type of retirement plan (which term includes, without limitation, any tax qualified or nonqualified pension, profit sharing, stock bonus, employee savings and other retirement plan, individual retirement account, deferred compensation plan and any other type of employee benefit plan); select and change payment options for the principal under any retirement plan; make rollover contributions from any retirement plan to other retirement plans or individual retirement accounts; exercise all investment powers available under any type of self-directed retirement plan; and, in general, exercise all powers





   with respect to retirement plans and retirement plan account balances which the principal could if present and under no disability.

        (h) SOCIAL SECURITY, UNEMPLOYMENT AND MILITARY SERVICE BENEFITS. The agent is authorized to: prepare, sign and file any claim or application for Social Security, unemployment or military service benefits; sue for, settle or abandon any claims to any benefit or assistance under any federal, state, local or foreign statute or regulation; control, deposit to any account, collect, receipt for, and take title to and hold all benefits under any Social Security, unemployment, military service or other state, federal, local or foreign statute or regulation; and, in general, exercise all powers with respect to Social Security, unemployment, military service and governmental benefits which the principal could if present and under no disability.

        (i) TAX MATTERS. The agent is authorized to: sign, verify and file all the principal's federal, state and local income, gift, estate, property and other tax returns, including joint returns and declarations of estimated tax; pay all taxes; claim, sue for and receive all tax refunds; examine and copy all the principal's tax returns and records; represent the principal before any federal, state or local revenue agency or taxing body and sign and deliver all tax powers of attorney on behalf of the principal that may be necessary for such purposes; waive rights and sign all documents on behalf of the principal as required to settle, pay and determine all tax liabilities; and, in general, exercise all powers with respect to tax matters which the principal could if present and under no disability.

        (j) CLAIMS AND LITIGATION. The agent is authorized to: institute, prosecute, defend, abandon, compromise, arbitrate, settle and dispose of any claim in favor of or against the principal or any property interests of the principal; collect and receipt for any claim or settlement proceeds and waive or release all rights of the principal; employ attorneys and others and enter into contingency agreements and other contracts as necessary in connection with litigation; and, in general, exercise all powers with respect to claims and litigation which the principal could if present and under no disability.

        (k) COMMODITY AND OPTION TRANSACTIONS. The agent is authorized to: buy, sell, exchange, assign, convey, settle and exercise commodities futures contracts and call and put options on stocks and stock indices traded on a regulated options exchange and collect and receipt for all proceeds of any such transactions; establish or continue option accounts for the principal with any securities or futures broker; and, in general, exercise all powers with respect to commodities and options which the principal could if present and under no disability.

        (l) BUSINESS OPERATIONS. The agent is authorized to: organize or continue and conduct any business (which term includes, without limitation, any farming, manufacturing, service, mining, retailing or other type of business operation) in any form, whether as a





   proprietorship, joint venture, partnership, corporation, trust or other legal entity; operate, buy, sell, expand, contract, terminate or liquidate any business; direct, control, supervise, manage or participate in the operation of any business and engage, compensate and discharge business managers, employees, agents, attorneys, accountants and consultants; and, in general, exercise all powers with respect to business interests and operations which the principal could if present and under no disability.

        (m) BORROWING TRANSACTIONS. The agent is authorized to: borrow money; mortgage or pledge any real estate or tangible or intangible personal property as security for such purposes; sign, renew, extend, `pay and satisfy any notes or other forms of obligation; and, in general, exercise all powers with respect to secured and unsecured borrowing which the principal could if present and under no disability.

        (n) ESTATE TRANSACTIONS. The agent is authorized to: accept, receipt for, exercise, release, reject, renounce, assign, disclaim, demand, sue for, claim and recover any legacy, bequest, devise, gift or other property interest or payment due or payable to or for the principal; assert any interest in and exercise any power over any trust, estate or property subject to fiduciary control; establish a revocable trust solely for the benefit of the principal that terminates at the death of the principal and is then distributable to the legal representative of the estate of the principal; and, in general, exercise all powers with respect to estates and trusts which the principal could if present and under no disability; provided, however, that the agent may not make or change a will and may not revoke or amend a trust revocable or amendable by the principal or require the trustee of any trust for the benefit of the principal to pay income or principal to the agent unless specific authority to that end is given, and specific reference to the trust is made, in the statutory property power form.

        (o) ALL OTHER PROPERTY POWERS AND TRANSACTIONS. The agent is authorized to: exercise all possible powers of the principal with respect to all possible types of property and interests in property, except to the extent the principal limits the generality of this category (o) by striking out one or more of categories (a) through (n) or by specifying other limitations in the statutory property power form.


   Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).